UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-9937

                                  REPORT PERIOD
                       July 1, 2002 to September 30, 2002

                                In the matter of:
                      AMERICAN ELECTRIC POWER COMPANY, INC

         American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Appalachian Power Company ("APCO"), Central Appalachian Coal Company ("CACCO"), Southern Appalachian Coal Company ("SACCO"), West Virginia Power Company ("WVPCO"), Colomet, Inc. ("COLM"), Simco, Inc. ("SIMCO"), Franklin Real Estate Company ("FRECO"), Indiana Franklin Realty, Inc. ("IFRI"), Blackhawk Coal Company ("BHCCO"), Wheeling Power Company ("WPCO"), and Conesville Coal Preparation Company ("CONESVILLE"), and hereby files the information attached pursuant to the Order of the SEC dated October 26, 2001 in this file:
         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File Nos. 70-8557 and 70-9937, and in accordance with the terms and conditions of the Commission's order dated October 26, 2001, permitting said Application-Declaration to become effective.

         DATED:  October 30, 2002
                           AEP GENERATING COMPANY
                           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                           BLACKHAWK COAL COMPANY
                           APPALACHIAN POWER COMPANY
                           CEDAR COAL COMPANY
                           CENTRAL COAL COMPANY
                           CENTRAL AND SOUTH WEST SERVICES, INC.
                           CENTRAL APPALACHIAN COAL COMPANY
                           CENTRAL POWER AND LIGHT COMPANY
                           COLOMET, INC.
                           COLUMBUS SOUTHERN POWER COMPANY
                           CONESVILLE COAL PREPARATION COMPANY
                           FRANKLIN REAL ESTATE COMPANY
                           INDIAN FRANKLIN REALTY, INC.
                           INDIANA MICHIGAN POWER COMPANY
                           KENTUCKY POWER COMPANY
                           KINGSPORT POWER COMPANY
                           OHIO POWER COMPANY
                           PUBLIC SERVICE COMPANY OF OKLAHOMA
                           SIMCO, INC.
                           SOUTHERN APPALACHIAN COAL COMPANY
                           SOUTHWESTERN ELECTRIC POWER COMPANY
                           WEST TEXAS UTILITIES COMPANY
                           WEST VIRGINIA POWER COMPANY
                           WHEELING POWER COMPANY

                 BY:       AMERICAN ELECTRIC POWER COMPANY, INC.
                           CENTRAL AND SOUTH WEST CORPORATION

                           BY:            /s/ Armando A. Pena
                                ------------------------------------------
                                                 Treasurer

                  AMERICAN ELECTRIC POWER COMPANY, INC., et al.
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 27457
                 FILE NO. 70-9937 (Supersedes File No. 70-8557)*
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002

                                    Contents

                                                                      Page

Aggregate Amount of Funds Provided to the Money Pool                    1

Aggregate Amount of Funds Received from Money Pool                      1

Balance Advanced to or from the Money Pool
 as of the End of the Period                                            1

Average Interest Rate for the Money Pool over the Period                1

Aggregate Amount of Outside Borrowings and Repayments
 During the Period for Each Source of Outside Borrowings                2

Amount Outstanding at the End of the Period
 for Each Source of Outside Borrowings                                  2

Detailed Listing of Commercial Paper Outstanding
 by Dealer at the End of the Period                                     3







*Short-term borrowings by all AEP Companies which participate in the Money Pool pursuant to authority granted in File No. 70-8557 will now be reported in this file.



                                                                                                      Page 1


1. Money Pool Internal Short-term Borrowings for the Quarter Ended September 30,
2002:

                         Balanced Advanced                                      Balance Advanced
                          To or (From) the           Net            Net         to or (From) the
                        Money Pool As of The   Funds Provided Funds Received   Money Pool As of The
Applicants            Beginning of the Period   to Money Pool  From Money Pool  End of The Period
----------            -----------------------   -------------- --------------- --------------------
                                (in 000's)       (in 000's)      (in 000's)         (in 000's)

AEP Gen Co.                   $  (9,775)         $   23,928    $        -       $      14,153
AEP Service Corp.               (19,015)               -            (254,351)        (273,366)
Appalachian Power Co.            80,973                -            (263,342)        (182,369)
  Cedar Coal Co.                  7,980               2,413             -              10,393
  Central App. Coal Co.           2,009                -                (106)           1,903
  South App. Coal Co.             3,896               1,000             -               4,896
  West Virginia Power Co.           258                -                (258)            -
Central and South West             -                   -                -                -
  Central Power & Light         (94,904)               -            (457,745)        (552,649)
  Public Service Co. of Okla   (212,870)               -             (15,767)        (228,637)
  Southwestern Electric Pwr Co. (67,707)             82,587             -              14,880
  West Texas utilities Co.     (115,661)               -             (79,513)        (195,174)
Columbus Southern Power Co.      23,688               2,301             -              25,989
  Colomet, Inc.                  (4,770)              1,469             -              (3,301)
  Conesville Coal Prep Co.        2,695                -                (576)           2,119
  Simco Inc.                        255                  55             -                 310
Franklin Real Estate Co.              9                -                  (1)               8
  Indiana Franklin Realty            24                -                -                  24
Indiana & Michigan Power Co.    (21,363)             54,555             -              33,192
  Blackhawk Coal Co.             10,700               1,203             -              11,903
Kentucky Power Co.                2,163                -             (94,754)         (92,591)
Kingsport Power Co.              (9,080)               -                (590)          (9,670)
Ohio Power Co.                 (136,755)               -             (23,927)        (160,682)
  Central Coal Co.                  306                  10             -                 316
Wheeling Power Co.               (2,474)              1,643             -                (831)
                             ----------          ----------    -------------    -------------
           Total             $ (559,418)         $  171,164    $  (1,190,930)   $  (1,579,184)
                             ==========          ==========    =============    =============



2.       The average interest rate for the Money Pool for the quarter ended September 30, 2002 is 2.23755%.


3. Money Pool External Short-term Borrowings for the quarter ended September 30, 2002:

                                            Repayments     Amount Outstanding
                         Outside Borrowings During the        at the End of
      Source of Funds During the Period   Period              Period
      --------------- -----------------  ----------     ------------------
                          (in 000's)     (in 000's)        (in 000's)

Commercial Paper        $16,519,240     $15,963,020         $1,967,177

Loan Participations          -               25,000             -
                        -----------     -----------         ----------

  Total                 $16,519,240     $15,988,020         $1,967,177
                        ===========     ===========         ==========

4. Detailed listing of Commercial Paper Outstanding by Dealer at the end of quarter ended September 30, 2002:

         Dealer                           Amount Outstanding
                                           (in 000's)

FNBC/Bank One                             $  446,739

Goldman Sachs                                482,330

Lehman Brothers                              500,767

Merrill Lynch                                537,341
                                          ----------

Total Commercial Paper                    $1,967,177
                                          ==========